Exhibit 99.1

Atotech Reports First Quarter 2021 Results and Raises 2021 Full Year Guidance

•	Generates first quarter revenue of $353 million, an increase of 25% over the prior year period, including chemistry organic revenue growth of 13%

•	Reports a net loss of $72 million, primarily reflecting one-time costs associated with the Company’s recent refinancing

•	Delivers adjusted EBITDA of $110 million, a 32% increase over the prior year period

•	Reduces net leverage to 3.7x

•	Raises guidance for full year 2021 organic revenue growth, which is now expected to be in the range of 11% to 13%, including full year chemistry organic revenue growth of approximately 9%

•	Increases guidance for full year 2021 adjusted EBITDA[1], which is now anticipated to be in the range of $415 million to $435 million, an increase of $10 million over the prior guidance at the mid-point

BERLIN, Germany - May 4, 2021 – Atotech (NYSE: ATC), a leading specialty chemicals technology company and a market leader in advanced electroplating solutions, today reported its financial results for the first quarter of 2021 and raised its revenue and adjusted EBITDA guidance for full year 2021. Chemistry organic revenue growth, a key performance indicator for the Company, increased 13% over the first quarter of 2020. Chemistry organic revenue growth reflects chemistry revenue growth excluding the impact of foreign exchange translation (“FX”) and palladium pass-through (“palladium”).

Management Commentary

Geoff Wild, Atotech’s Chief Executive Officer said, “We are very pleased with our first quarter performance. As we lap the first quarter of the Covid-19 pandemic, we delivered strong revenue and EBITDA growth, driven by an acceleration in the secular trends that are fueling demand for our products. Whether it is the robust smartphone cycle, the increasing adoption of 5G, work-from-home and higher PC demand, or the electrification of automobiles, our comprehensive solutions address customer requirements and we continue to lead the market with our customer service approach.”

[1]

Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should be considered in addition to, but not as a substitute for, the information provided in accordance with IFRS. A reconciliation for adjusted EBITDA to the most directly comparable IFRS financial measure is provided in the Reconciliation of Adjusted EBITDA to Consolidated Net Income (Loss) table. We are not able to forecast Consolidated net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect Consolidated net income (loss), including, but not limited to, Income taxes, Interest expense, and Foreign exchange income (loss).

“Despite several external disruptions putting pressure on global supply chains this quarter, we feel confident about delivering strong revenue and earnings growth this year and are actively engaged in multiple initiatives to mitigate the impact of current supply chain shortages and disruptions.”

“I was also very pleased to have successfully completed our refinancing during the first quarter. We moved quickly to leverage our stronger balance sheet as a result of the IPO, as well as our positive business outlook, to significantly lower our cost of borrowing. The combination of healthy markets and an improved capital structure have Atotech well-positioned to generate meaningful free cash flow in 2021.”

First Quarter 2021 Results

Total revenue was $353 million for the first quarter, an increase of 25% over the prior year period. Total organic revenue, which reflects total revenue excluding the impact of FX and palladium, increased 17%. FX was a 7% tailwind and palladium increased total revenue by 1% for the quarter. These strong quarterly results were driven by organic growth in chemistry revenue of 13%, reflecting double-digit increases in both the Electronics (“EL”) and General Metal Finishing (“GMF”) segments.

Adjusted EBITDA was $110 million for the first quarter, a 32% increase over the prior year period, reflecting strong chemistry organic volume growth, stable pricing, and FX tailwinds, partially offset by increased costs associated with supply chain inefficiencies.

Diluted earnings per share was $(0.55) for the quarter ended March 31, 2021, primarily reflecting one-time costs associated with the Company’s recent refinancing.

Adjusted EBITDA margin was 31.2% for the first quarter of 2021, a gain of 150 basis points. The improvement reflects operating leverage on chemistry organic revenue, offset in part by the impact of palladium pass-through, the product mix of chemistry versus equipment, and supply chain inefficiencies.

First Quarter 2021 Segment Highlights

Electronics: Revenue for the first quarter in our Electronics segment of $226 million increased 31% over the prior year period. Total organic revenue grew 21%, consisting of 15% chemistry organic growth and a 77% increase in equipment organic revenue. Palladium pass-through increased revenue by 2% and FX was an 8% tailwind for the quarter.

The Electronics organic revenue increase was driven by strong demand for the Company’s leading IC substrate and advanced semiconductor packaging solutions, as we experienced an acceleration in the secular trends of 5G infrastructure and smartphone growth, as well as auto electrification and advanced consumer electronics. These trends are also driving strong demand for our equipment, as our customers actively upgrade technology and expand production capacity.

Adjusted EBITDA for our Electronics segment was $76 million for the quarter, an increase of 38% over the prior year period, primarily driven by strong chemistry volume growth, as well as ongoing pricing and cost measures. Adjusted EBITDA margin increased 180 basis points to 33.6%, largely reflecting operating leverage on chemistry organic growth, offset by the palladium pass-through and the cost of supply chain disruptions.

General Metal Finishing: Revenue for the first quarter in our GMF segment of $128 million increased 15% over the prior year period. Total organic GMF revenue increased 9%, consisting of 11% chemistry revenue growth, partially offset by a decline in equipment revenue. Palladium and FX added 1% and 5% to revenue for the quarter, respectively.

Chemistry organic revenue growth was primarily driven by the continued global automotive market recovery and solid demand in other industrial end-markets.

Adjusted EBITDA for our GMF segment was $35 million, an increase of 19% over last year, reflecting operating leverage on chemistry volume growth, partially offset by supply chain inefficiencies. Adjusted EBITDA margin increased 90 basis points to 27.2%.

Initial Public Offering

The Company closed its initial public offering of 29,268,000 common shares at $17.00 per share on February 8, 2021. The gross proceeds to Atotech from the offering were approximately $498 million, before deducting the underwriting discount and offering expenses, and were used to repay indebtedness and to pay underwriting discounts and offering expenses. On March 9, 2021, investment funds affiliated with The Carlyle Group sold an additional 4,390,200 common shares pursuant to the over-allotment option granted to the underwriters in the initial public offering. The shares, representing the full over-allotment option, were sold at $17.00 per share less underwriting discounts, and we did not receive any proceeds from the sale of these shares by The Carlyle Group.

Refinancing

On March 18, 2021, the Company successfully refinanced its existing senior secured credit facilities and entered into a new credit agreement which provided for a U.S. dollar-denominated senior secured term loan facility in an initial aggregate principal amount of $1.35 billion (the “USD Term Loan”), a Euro-denominated senior secured term loan facility in an initial aggregate principal amount of €200.0 million (the “EUR Term Loan”), and a senior secured multi-currency revolving credit facility that provides for revolving loans and letters of credit in an aggregate principal amount of up to $250.0 million. The net proceeds of the USD Term Loan and EUR Term Loan were used to fund the refinancing in full of the Company’s then-outstanding term loan credit facilities, which were set to mature in January 2024, and to repay and replace its then-existing revolving credit agreement, which was set to mature in January 2022.

Full Year 2021 Guidance

Regarding the Company’s 2021 outlook, Peter Frauenknecht, Atotech’s Chief Financial Officer said, “As a result of our very strong first quarter and our improved outlook for the entire year, we are raising our revenue and adjusted EBITDA guidance. We now expect full year 2021 total organic revenue growth to be in the range of 11% to 13%, including full year organic growth in chemistry revenue of approximately 9%, which excludes the impact of FX and palladium pass-through. Additionally, we now expect full year 2021 adjusted EBITDA to be in the range of $415 million to $435 million, which represents a $10 million improvement over our prior guidance, at the mid-point.”

Conference Call

The Company will host a conference call today at 8:00 a.m. Eastern time to discuss these results. To participate on the conference call, please dial +1 833 714-3263 (United States) or +1 270 823-1866 (international), using conference ID 5176076. A link to the live audio webcast, and associated materials, will also be available on the Company website at investors.atotech.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” and similar expressions and variations or negatives of these words.

These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies, and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, and such differences could be material. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

More information on potential factors that could affect Atotech’s financial results is available in “Forward-Looking Statements”, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within Atotech’s most recent Annual Report on Form 20-F, and in other documents that we have filed with, or furnished to, the U.S. Securities and Exchange Commission, and such factors include, but are not limited to: the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID 19 pandemic, as well as the current and potential travel restrictions, stay at home orders, and other economic restrictions implemented to address it; uncertainty, downturns, and changes in our target markets; foreign currency exchange rate fluctuations; reduced market acceptance and inability to keep pace with evolving technology and trends; loss of customers; increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations; our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation; our failure to compete successfully in product development; our ability to successfully execute our growth initiatives, business strategies, and operating plans; whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all; material costs relating to environmental and health and safety requirements or liabilities; underfunded defined benefit pension plans; risk that the insurance we maintain may not fully cover all potential exposures; failure to comply with the anti-corruption laws of the United States and various international jurisdictions; tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains; political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China; regulations around the production and use of chemical substances that affect our products; the United Kingdom’s withdrawal from the European Union; weak intellectual property rights in jurisdictions outside the United States; intellectual property infringement and product liability claims; our substantial indebtedness; our ability to obtain additional capital on commercially reasonable terms may be limited; risks related to our derivative instruments; our ability to attract, motivate, and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, among other things; natural disasters that may materially adversely affect our business, financial condition, and results of operations; the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities; damage to our brand reputation; Carlyle’s ability to control our common shares; any statements of belief and any statements of assumptions underlying any of the foregoing; and other factors beyond our control.

Non-IFRS Financial Measures

This communication contains certain non-IFRS financial measures designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. However, our use of these non-IFRS financial measures may vary from that of others in our industry. Our non-IFRS metrics have limitations as analytical tools, and you should not consider them in isolation or as alternatives to consolidated net income (loss) or other performance measures derived in accordance with IFRS as measures of operating performance, operating cash flows or liquidity. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. See the Appendix for a reconciliation of the non-IFRS financial measures.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of 4,000 experts in over 40 countries generating annual revenues of $1.2 billion (2020). Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 9,000 customers worldwide. For more information about Atotech, please visit us at atotech.com.

Contacts:

Sarah Spray

+1 803 504 4731

sarah.spray@atotech.com

Susanne Richter

+49 30 349 85 418

press@atotech.com

Financial Statement Tables

ATOTECH LIMITED

Income Statement

	Three months ended (unaudited)
($ in millions), except earnings per share	March 31, 2021	March 31, 2020
Revenue	$353.1	$282.7
Cost of sales, excluding depreciation and amortization	(167.0)	(119.7)
Depreciation and amortization	(44.6)	(41.4)
Selling, general and administrative expenses	(68.3)	(67.6)
Research and development expenses	(12.3)	(12.4)
Restructuring benefit (expenses)	(0.1)	0.0
Operating profit (loss)	60.9	41.6
Interest expense	(85.9)	(35.6)
Other income (expense), net	(36.8)	(32.2)
Income (loss) before income taxes	(61.7)	(26.2)
Income tax expense	(9.9)	(13.7)
Consolidated net income (loss)	$(71.6)	$(39.9)
Earnings per share
Basic earnings (loss) per share	(0.55)	(0.80)
Diluted earnings (loss) per share	(0.55)	(0.80)

	Three months ended (unaudited)
($ in millions)	March 31, 2021	March 31, 2020
Consolidated net income (loss)	$(71.6)	$(39.9)
Other comprehensive income (loss)
Actuarial gains and losses	11.4	(1.9)
Tax effect	(3.4)	0.6
Items not potentially reclassifiable to statement of income	8.0	(1.4)
Currency translation adjustment	(63.1)	(79.2)
Hedge reserve	0.1	4.7
Thereof: Income (cost) of Hedging (OCI II)	1.3	(0.5)
Items potentially reclassifiable to statement of income (loss), net of tax	(63.0)	(74.5)
Total other comprehensive income (loss), net amount	$(54.9)	$(75.9)
Comprehensive loss	$(126.5)	$(115.8)

ATOTECH LIMITED

Condensed Consolidated Balance Sheets

	As of (audited)
($in millions)	March 31, 2020	Dec. 31, 2020
Assets
Non-current assets
Property, plant and equipment	$344.9	$359.4
Intangible assets	1,414.5	1,471.0
Goodwill	787.8	804.1
Right-of-use assets	97.5	104.1
Other financial assets	6.1	70.3
Other non-financial assets	3.8	2.7

Total non-current assets	2,654.6	2,811.6

Current assets
Inventories	162.9	145.4
Trade receivables*	247.1	262.0
Other financial assets*	23.1	24.9
Other non-financial assets*	31.7	24.1
Tax assets	47.9	46.4
Cash and cash equivalents	216.8	320.1
Total current assets	729.5	822.9

Total assets	$3,384.0	$3,634.5

Liabilities & shareholders’ equity
Shareholders’ equity
Common shares and preferred shares	19.5	102.1
Paid-in surplus and retained earnings	739.9	261.6
Currency translation adjustment and other reserves	65.1	120.0

Total shareholders’ equity	824.5	483.7

Non-current liabilities
Borrowings	$1,557.0	$2,065.7
Deferred tax liabilities	324.7	340.8
Employee benefits	157.5	176.2
Provisions	12.6	13.2
Lease liabilities	62.8	67.7
Other financial liabilities	0.0	1.5

Total non-current liabilities	2,114.8	2,665.1

Current liabilities
Borrowings	7.2	0.5
Trade payables	197.2	221.0
Tax liabilities	82.1	99.2
Lease liabilities	13.4	13.8
Other financial liabilities	30.7	38.5
Other non-financial liabilities	95.3	89.7
Provisions	18.9	23.0

Total current liabilities	444.8	485.8

Total liabilities & shareholders’ equity	$3,384.0	$3,634.5

ATOTECH LIMITED

Consolidated Statement of Cash Flows

	Three months ended (unaudited)
($in millions)	March 31, 2021	March 31, 2020
Operating activities
Consolidated net income (loss)	$(71.6)	$(39.9)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	44.6	41.3
Income taxes and changes in non-current provisions	10.1	9.2
(Gains)/losses on disposals of assets	0.1	0.2
Net (gain)/loss on financial instruments at fair value	45.3	32.2
Accrued financial interest costs	31.2	31.9
Amortization of deferred financing cost, including original issuance discounts	54.7	3.7
Interest paid	(27.7)	(33.2)
Taxes paid	(38.7)	(16.0)
Other	(10.8)	(0.8)
(Increase)/decrease in inventories	(21.8)	(35.8)
(Increase)/decrease in trade receivables	10.0	22.2
Increase/(decrease) in trade payables	(16.3)	(6.4)
Changes in other assets and liabilities	(8.5)	(9.9)

Cash flow provided by operating activities	0.4	(1.4)

Investing activities
Intangible assets and property, plant and equipment additions	(11.5)	(11.0)
Proceeds from disposals of intangible assets and property, plant and equipment	0.1	—
Repayments of non-current loans	0.0	0.1

Cash flow used in investing activities	(11.4)	(10.9)

Financing activities
Issuance of shares	472.7	—
Issuance of non-current debt	100.0	75.0
Repayment of non-current debt	(648.9)	(4.0)
Increase (decrease) in current financial assets and liabilities	(4.0)	0.4
Payment of lease liabilities	(3.9)	(3.6)
Payment of deferred finance costs	—	(9.2)
Cash flow used in financing activities	(84.2)	58.5

Net decrease in cash and cash equivalents	(95.2)	46.3

Effect of exchange rates	(8.1)	(9.1)
Cash and cash equivalents at the beginning of the period	320.1	302.7

Cash and cash equivalents at the end of the period	$216.8	$340.0

ATOTECH LIMITED

Revenue Data

	Three months ended (unaudited)
($in millions)	March 31, 2021	March 31, 2020
Type of goods or service
Chemistry revenue	$317.0	$261.4
Equipment revenue	36.1	21.3

Total revenue from contracts with customers	353.1	282.7

Geographical market
Asia	237.7	186.9
Europe	84.5	64.5
Americas	30.9	31.3

Total revenue from contracts with customers	$353.1	$282.7

ATOTECH LIMITED

Segment Data

	Three months ended (unaudited)
	March 31, 2021			March 31, 2020
($in millions)	EL	GMF	Total	EL	GMF	Total
Revenue	$225.6	$127.5	$353.1	$172.1	$110.5	$282.7
thereof Chemistry revenue	192.2	124.9	317.0	154.7	106.7	261.4
thereof Equipment revenue	33.4	2.7	36.1	17.4	3.9	21.3
Segment Adjusted EBITDA	75.7	34.6	110.3	54.7	29.1	83.8

ATOTECH LIMITED

Reconciliation of Adjusted EBITDA to Consolidated Net Income (Loss)

	Three months ended (unaudited)
($in millions)	March 31, 2021	March 31, 2020
Consolidated net income (loss)	$(71.6)	$(39.9)
Interest expense, net	80.4	35.3
Income taxes	9.9	13.7
Depreciation and amortization (excluding impairment charges)	45.1	41.2
EBITDA	63.8	50.3
Non-cash adjustments(a)	57.7	32.9
Foreign exchange loss(b)	(16.3)	(0.8)
Restructuring(c)	0.1	(0.0)
Transaction related costs(d)	4.4	0.5
Management fee(e)	0.5	0.6
COVID-19 adjustment(f)	0.2	0.2
Adjusted EBITDA	$110.3	$83.8

thereof EL Segment Adjusted EBITDA	$75.7	$54.7

thereof GMF Segment Adjusted EBITDA	$34.6	$29.1

(a)

Eliminates the non-cash impact of (1) share based compensation, (2) losses on the sale of fixed assets, (3) impairment charges and (4) mark to market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions and bifurcated embedded derivatives related to certain redemption features of the 6.250% Senior Notes due 2025 (the “Opco Notes”) and 8.75%/9.50% Senior PIK Toggle Notes (the “Holdco Notes”), and (5) valuation adjustments from the revaluation of the earn-out liability initially recognized in 2019. The dollar value of these non-cash adjustments for each period presented above is set forth below:

	Three months ended (unaudited)
($in millions)	March 31, 2021	March 31, 2020
Share based compensation	$0.2	$0.1
Losses on the sale of fixed assets	0.2	0.2
Impairment charges	(0.5)	0.2
Mark-to-market adjustments	59.3	32.5
Valuation adjustments	(1.5)	—
Non-cash adjustments	$57.7	$32.9

(b)	Eliminates net foreign currency transactional gains and losses on balance sheet items.
(c)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.
(d)

Reflects an adjustment to eliminate (1) IPO related costs, linked to the existing equity and (2) professional fees paid to third party advisors in connection with the implementation of strategic initiatives.

(e)

Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company. Management does not view these fees as indicative of the Company’s operational performance and the removal of these fees from Adjusted EBITDA is consistent with the calculation of similar measures under our old senior secured credit facilities and our new credit agreement as well as the indentures that previously governed the Holdco Notes and Opco Notes. For a description of the consulting agreement with Carlyle, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” in our Annual Report on Form 20-F.

(f)	Eliminates charges in connection with masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations.

ATOTECH LIMITED

Organic Revenue Growth Reconciliation

	Three months ended March 31, 2021 (unaudited)
	Reported Revenue Growth	Impact of Currency	Palladium Pass- Through	Organic Growth
Electronics	31%	(8%)	(2%)	21%
General Metal Finishing	15%	(5%)	(1%)	9%

Total	25%	(7%)	(1%)	17%